Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						First Quarter
Fiscal Year Ended						Ended
	December	January	January	December	December	March	March
(In thousands, except ratios)	28, 2002	3, 2004	1, 2005	31,2005	30, 2006	25, 2006	24, 2007

Fixed Charges:
Interest expense on indebtedness	$30,429	34,729	27,181	24,732	26,644	6,067	5,595

Rent expense (1/3 of total rent expense)	8,595	9,838	9,901	10,386	9,966	2,338	2,099

Total fixed charges	$39,024	44,567	37,082	35,118	36,610	8,405	7,694

Earnings:
Income (loss) before provision for income taxes	$50,132	51,933	19,199	66,866	(17,493)	6,314	9,485

Fixed charges	39,024	44,567	37,082	35,118	36,610	8,405	7,694

Total earnings	$89,156	96,500	56,281	101,984	19,117	14,719	17,179

Ratio	2.28x	2.17x	1.52x	2.90x	0.52x	1.75x	2.23x

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